United American Petroleum Corp.

9600 Great Hills Trail, Suite 150W

Austin, TX 78759

(512) 852-7888

April 9, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United American Petroleum Corp. Schedule 14C

Filed January 31, 2014
File No. 000-51465

Dear Mr. Schwall:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in your letter of March 19, 2014 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your March 19, 2014 letter and we have set forth in italics the full text of the comments included in your letter for purposes of convenience.

Increase in Authorized Shares

Purpose of the Increase in Authorized Common Stock

1.	We note your response to prior comment two from our letter to you dated February 21, 2014 and reissue such comment in part. Please expand your proposed disclosure to:

·	Indicate when the notes were issued;
·	Indicate the number of classes or series of the Notes;
·	Quantify the amount of Notes issued under each class or series and the conversion terms of each;
·	Indicate any limitation on the amount of shares at one time for each series;
·	Indicate the number of shares that would have been issued at the most recent practicable trading price, assuming conversion of all the Notes; and
·	Identify the creditors.

We propose to amend the first four paragraphs in the Purpose of the Increase in Authorized Common Stock section to read as follows:

The Company has entered into the following convertible promissory notes (“Notes”) with Asher Enterprises (“Asher”) and JMJ Financial (“JMJ”):

1.	A Note with Asher entered into on April 22, 2013 in the principal amount of $63,000 and a $50,000 Note with Asher entered into on August 22, 2013. These Notes have a maturity date of one year and accrue interest at 8% per year. Under these Notes, Asher may convert the amount due under the Notes into the Company’s Common Stock. The conversion price of each of the Asher Notes shall equal the greater of: (i) the Variable Conversion price (as defined herein); and (ii) the Fixed Conversion Price (as defined herein). The “Variable Conversion Price” shall mean 60% multiplied by the Market Price (defined as the average 3 lowest closing bid prices of the Common Stock during the ten day trading period ending one day prior to the date the conversion notice is sent). The “Fixed Conversion Price” shall mean $0.00005.

2.	A Note with JMJ Financial entered into on January 31, 2013 in the principal amount of $75,000. The Note has a one year maturity date and accrues interest of 12% per year. Under this Note, JMJ may convert the amount due under the Note into shares of the Company’s Common Stock. The conversion price is the lesser of $0.011 or 50% of the lowest trade price in the 25 days previous to the conversion.

These Notes prevent Asher and JMJ from converting more than 4.99% of the Company’s outstanding Common Stock.

Because the potential conversion of the debt into equity results in the issuance of shares at a discount to the trading price, these issuances are dilutive to existing shareholders.

Consider the following examples for the Asher Notes, which are based upon the closing price for the Company’s common stock on March 31, 2014:

Amount due under Notes:	$102,810
Closing price of the Company’s Common Stock:	$0.0065
Market Price (Average lowest 3 closing bid prices of the Company’s Common Stock during the ten day trading period prior to the date of conversion):[1]	$0.0065

[1] This number assumes that the Market Price is equal to the most recent closing price for the Company’s Common Stock. We have made this assumption because we are unable to obtain the historical bid price of the Company’s Common Stock. This information is only available through sophisticated platforms such as those provided by

Variable Conversion Price (60% of Market Price):	$0.0039
Total number of shares of Common Stock into which Note could be converted:	26,361,538

Below is a similar example for the JMJ Note:

Amount due under Note:	$41,706
Closing price of the Company’s Common Stock:	$0.0065
Market Price (Average lowest 3 closing bid prices of the Company’s Common Stock during the twenty-five day trading period prior to the date of conversion):[2]	$0.0065
Variable Conversion Price (50% of Market Price):	$0.0033
Total number of shares of Common Stock into which Note could be converted:	12,638,182

These examples are to illustrate the potential dilution to shareholders only, and does not take into consideration that the creditors are limited to converting an amount that does not exceed 4.99% of the Company’s number of outstanding shares of Common Stock. This means that Asher and JMJ are currently limited to converting their debt into approximately 4,999,000 shares apiece per conversion. Upon amendment of the Company’s articles of incorporation to increase the number of authorized shares of Common Stock to 750,000,000, Asher and JMJ will be able to obtain to approximately 37,500,000 shares of Common Stock per conversion.

These Notes require the Company to maintain a certain number of shares of Common Stock available for issuance to creditors that wish to convert their Notes into Common Stock. As a result, the Company must increase the number of authorized shares of Common Stock in order to fulfill its obligations under the Notes in order to avoid default. In addition to complying with its existing obligations under the Notes, the Board has determined that it is in the best interest of the Company to maintain good relations with these creditors so that the Company may access additional capital in the future.

Bloomberg, L.P. We do not have access to these platforms. As a result, it is likely that the Market Price will be lesser than the most recent closing price.

[1] This number assumes that the Market Price is equal to the most recent closing price for the Company’s Common Stock. We have made this assumption because we are unable to obtain the historical bid price of the Company’s Common Stock. This information is only available through sophisticated platforms such as those provided by Bloomberg, L.P. We do not have access to these platforms. As a result, it is likely that the Market Price will be lesser than the most recent closing price.

Security Ownership of Certain Beneficial Owners and Management

2.	As these Notes appear to be immediately convertible, expand the table to reflect the ownership of the creditors if they were to convert their Notes.

Item 1 of Schedule 14C incorporates by reference the disclosures required by Schedule 14A. Item 6 of Schedule 14A requires disclosure of the ownership of certain beneficial owners and management in accordance with Item 403 of Regulation S-K. Regulation S-K Item 403 in turn requires listing persons owning more than 5% of an issuer’s securities and of management in a table reflecting certain information about each beneficial owner and their ownership of the issuer’s securities. Beneficial ownership is calculated in accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934.

Rule 13d-3(d)(1)(i) imputes ownership to a person of any securities that that person has the right to acquire within 60 days.

As stated above, each Note limits the creditor’s conversion to up to 4.99% of the Company’s outstanding Common Stock. This means that the creditors do not have the right to acquire shares above this amount. As a result, even after applying the 60-day beneficial ownership rule of Rule 13d-3(d)(1)(i), there is no circumstance under which the creditor could obtain greater than 4.99% of the Company’s Common Stock.

As a result, we believe that it would be inappropriate for the Company to include these creditors in the beneficial ownership table.

We intend to file a revised Schedule 14C with the changes referred to above immediately after we receive notice from the Staff that it deems these amendments adequate and that the Staff’s review is complete.

We acknowledge the following:

·	We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.
·	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Carey
Michael Carey
Chief Executive Officer